Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES RESIGNATION OF BOARD OF DIRECTORS MEMBER

Medellín, Colombia, December 15, 2020

Bancolombia S.A. (“BANCOLOMBIA”) announces that Mr. Hernando Jose Gomez Restrepo has resigned as a member of the Board of Directors to assume new responsibilities as President of the Banking and financial entities association of Colombia - Asobancaria

The resignation of Mr. Gomez, who was also member of the Risk and Audit Committee, will be effective as of December 31st, 2020.

The Board of Directors, the CEO and Grupo Bancolombia’s employees express their special recognition and gratitude to Mr. Gomez for his service and strategic vision contributed to the transformation and growth of the Company and wish him success in his new professional challenges.

The appointment of the new member of the Board of Directors will be made by the General Shareholders Meeting.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371